U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Kushner                              Cedric
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   (Last)                           (First)             (Middle)

                                1 Montauk Highway
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                                    (Street)

South Hampton                        New York            11968
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol


Zenascent, Inc.                 ZENA.OB
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year


10/02
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

          President
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
Series D Preferred Stock, par
value $0.01                           10/16/02       J(1)            339,788.66         N/A      339,788.66     D
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

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
Series B            N/A      10/16/02 J(1)                   Immed    N/A      Common   16,989,433  (3)   339,788.66  D
Convertible                                                  -iately           Stock
Preferred Stock,                                             (2)
par value $0.01
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
Explanation of Responses:
        Please see attached footnotes


         /s/ Cedric Kushner                                 October 18, 2002
---------------------------------------------            -----------------------
             Cedric Kushner                                      Date
             President
           **Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.



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


FOOTNOTES

(1) On September 17, 2002, Cedric Kushner, James DiLorenzo and Zenascent, Inc., ("Issuer") entered into a Stock Amendment and Issuance Agreement (the "SAIA") pursuant to which the terms of the Series B Convertible Preferred Stock, par value $0.01 per share (the "Series B Stock"), which is currently held only by Messrs. Kushner and DiLorenzo, would be modified such that each share of Series B Stock would be convertible into only 50 shares of Common Stock, as opposed to 100 shares, as previously provided. The SAIA also provided that the aggregate liquidation preference of the Series B Preferred Stock would be reduced by 50%, from $4,860,000 to $2,430,000. In consideration for their agreement to reduce the conversion ratio of the Series B Preferred Stock by 50%, the SAIA provided for the issuance to Messrs. Kushner and DiLorenzo of shares of a new series of preferred stock, Series D Preferred Stock, par value $0.01 per share (the "Series D Stock"), which has no right to receive dividends and is not convertible into Issuer Common Stock, but will vote together with the Issuer Common Stock, with each share of Series D Preferred Stock having 50 votes. The Series D Preferred Stock issued to Messrs. Kushner and DiLorenzo pursuant to the SAIA carries an aggregate liquidation preference of $2,430,000. On October 16, 2002, the Issuer filed a Certificate of Designation, Preferences and Rights of the Series D Stock with the Secretary of State of the State of Delaware. On October 16, 2002, 339,788.66 of Series D Stock were issued to Mr. Kushner and 59,962.71 shares of Series D Preferred Stock were issued to Mr. DiLorenzo.

(2) Although all of the outstanding shares of Series B Convertible Preferred Stock are, by their terms, convertible at any time into Common Stock, Mr. Kushner, on April 25, 2002, executed a letter agreement with the Issuer pursuant to which he agreed that he would not convert his Series B Convertible Preferred Stock into Common Stock until such time as the Certificate of Incorporation of the Issuer is duly amended to provide for the authorization of a sufficient number of shares of Common Stock to allow for the conversion of all outstanding securities convertible into or exercisable for Common Stock (including, without limitation, the Series B Convertible Preferred Stock). The Series B Convertible Preferred Stock will automatically convert into Common Stock on the effective date of such amendment, provided that such effective date occurs prior to October 30, 2002.

(3) A price for the Series B Stock issued to the undersigned was not specifically assigned. The Series B Stock was issued pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of February 21, 2002 (the "Merger Agreement"), by and among the Issuer, a Delaware corporation ("Zenascent"), Zenascent Newco Inc., a Delaware corporation, Cedric Kushner Boxing, Inc., a Delaware corporation ("CKB"), Cedric Kushner Promotions, Ltd., a New York corporation, Cedric Kushner and James DiLorenzo. The transactions contemplated by the Merger Agreement were consummated on April 30, 2002 and, in connection with such consummation, the 365 shares of common stock, par value $0.01 per share, of CKB held by Mr. Kushner were canceled and Mr. Kushner was issued 339,788.66 shares of Series B Convertible Preferred Stock, par value $0.01 per share, of Zenascent.


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